EXHIBIT 99.1

NEWS RELEASE

South Bow Announces Approval of Resolutions at Annual General Meeting of Shareholders

CALGARY, Alberta, May 07, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) announces that its shareholders approved all resolutions at the Company's annual general meeting held on May 7, 2026 (the Meeting).

During the business proceedings of the Meeting, South Bow's shareholders approved the following resolutions:

1.  Resolution to appoint 11 board members, with 97.76% to 99.68% of shares represented at the Meeting voting in favour of the individual directors as follows:

Director	Votes in Favour (%)	Votes Against (%)
Hal Kvisle	98.25	1.75
Chansoo Joung	99.03	0.97
George Lewis	98.99	1.01
Leonard Mallett	99.63	0.37
Robert (Bob) G. Phillips	99.64	0.36
Sonya Reed	97.76	2.24
Shannon Ryhorchuk	99.66	0.34
Mary Pat Salomone	99.61	0.39
Frances M. Vallejo	99.53	0.47
Don Wishart	99.28	0.72
Bevin Wirzba	99.68	0.32

2.  Resolution to appoint KPMG LLP as the Company's auditors, with 99.84% of the shares represented at the Meeting voting in favour of the resolution.

3.  Resolution to accept South Bow's approach to executive compensation, as disclosed in the Company's management information circular dated March 13, 2026, with 96.96% of the shares represented at the Meeting voting in favour of the resolution.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do—providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations Solomiya Martoiu communications@southbow.com